UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2026

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As previously disclosed, on October 28, 2025, WF Holding Limited (the “Company”) received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the $1.00 closing bid price requirement under Nasdaq Listing Rule 5550(a)(2) for the 30 consecutive business days from September 15, 2025 to October 27, 2025. The Company was granted a 180-calendar day period, or until April 27, 2026, to regain compliance with the minimum bid price requirement, which required that the closing bid price of the Company’s ordinary shares was at least $1.00 per share for at least 10 consecutive business days during the 180-calendar day compliance period.

As previously disclosed, on April 13, 2026, the Company implemented a 1-for-5 reverse share split. On April 28, 2026, the Company received a written notification from Nasdaq indicating that the Company has regained compliance with the closing bid price requirement under Nasdaq Listing Rule 5550(a)(2) since the closing bid price of the Company’s ordinary shares was at or above $1.00 for 11 consecutive business days from April 13, 2026 to April 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026	WF HOLDING LIMITED

/s/ Chee Hoong Lew
	Name:	Chee Hoong Lew
	Title:	Chief Executive Officer

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